FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date February 27, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

Unaudited Interim Financial Statements

(Expressed in Canadian dollars)

December 31, 2006

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at December 31, 2006 nor the unaudited interim statements of operations and cash flows for the three month periods ended December 31, 2006 and December 31, 2005.

CDG Investments Inc.

Interim Balance Sheets

(Expressed in Canadian dollars)

	December 31,	September 30,
	2006	2006
	(Unaudited)
ASSETS
CURRENT
Cash and cash equivalents	$1,971,067	$1,993,452
Accounts receivable	3,843	174
Deposits	44,500	44,500
	$2,019,410	$2,038,126
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$321,191	$323,673
Due to related parties Note 8	5,085	2,470
	326,276	326,143
SHAREHOLDERS’ EQUITY
CAPITAL STOCK
Authorized
Unlimited number of shares without nominal or par value
Issued Note 4	29,544,273	29,544,273
CONTRIBUTED SURPLUS Note 4	320,194	320,194
DEFICIT	(28,171,333)	(28,152,484)
	1,693,134	1,711,983
	$2,019,410	$2,038,126

See accompanying notes to the financial statements.

Approved by the Board

“Gregory Smith"

 Director

“Robert G. Ingram”

 Director

CDG Investments Inc.

Interim Statements of Operations and Deficit

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

Three months Ended December 31	2006	2005
REVENUE
Gain on disposal of investments	$-	$85,882
Interest income	16,598	22,266
	16,598	108,148
EXPENSES AND OTHER
General and administrative Note 6	35,447	167,380
Equity in loss of investees	-	26,800
	35,447	194,180
	(18,849)	(86,032)
OTHER INCOME
Change in unrealized appreciation of investments Note 5	-	11,347,176
NET EARNINGS (LOSS)	(18,849)	11,261,144
DEFICIT, beginning of period	(28,152,484)	(36,688,906)
Dividends Note 6	-	(693,556)
DEFICIT, end of period	$(28,171,333)	$(26,121,318)
EARNINGS PER SHARE
Basic	$0.00	$0.30
Diluted Note 7	$0.00	$0.29
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,959,855	38,022,652
Diluted Note 7	40,959,855	38,355,152

See accompanying notes to the financial statements.

CDG Investments Inc.

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

Three months Ended December 31	2006	2005
Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$16,598	$22,266
Cash operating expenses	(38,983)	(61,747)
	(22,385)	(39,481)
Investing activities
Cash proceeds on disposal of investments	-	142,867
Financing activities
Options and warrants exercised	-	682,390
Cash dividends Note 6	-	(404,350)
	-	278,040
Increase (decrease) in cash and cash equivalents	(22,385)	381,426
Cash and cash equivalents
Beginning of period	1,993,452	3,704,632
End of period	$1,971,067	$4,086,058

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes or interest during the three month periods ended December 31, 2006 and December 31, 2005.

Non-cash transactions

During the three months ended December 31, 2005 the Company distributed 5,204,329 of its shares in Manson Creek Resources Ltd., and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend. The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,206. (Note 6)

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

December 31, 2006

1.

Basis of presentation, nature and continuance of operations

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  The Company was able to exercise significant influence over three of these exploration companies during a portion of fiscal 2006.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during the first quarter of fiscal 2006, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp. and Manson Creek Resources Ltd. to shareholders by way of a dividend in kind and paid an additional cash dividend. During the third quarter of fiscal 2006, the Company distributed substantially all of its Tyler Resources Inc. shares as a return of capital which was supplemented with a cash return of capital. After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  Management is evaluating numerous possible business acquisitions with which the Company can move forward.  While the Company has more than sufficient cash resources to fund its limited operating expenses for the upcoming year, future profitable operations are dependent upon management finding a viable business for the Company.

These unaudited interim financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2006 except for the adoption of Sections 3855 and 1530  of the CICA Handbook as described in note 2 below.    These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2.

Newly adopted accounting policies

Effective October 1, 2006, the Company has adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

a)

Financial Instruments – recognition and measurement (Section 3855)

In accordance with this new standard the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. The Company had neither available-for-sale, nor held for trading instruments during the three months ended December 31, 2006 and none as at December 31, 2006.

b)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  Accumulated other comprehensive income, if applicable, is included in the shareholders’ equity section of the balance sheet.  The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges.  The Company had no “other comprehensive income/loss” transactions during the three months ended December 31, 2006 and no opening or closing balances for accumulated other comprehensive income or loss.

3.

Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and related party payables approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers’ acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2006, these instruments were yielding a weighted average interest rate of 4.21% per annum.  These cash equivalents are classified as held-to-maturity investments and are carried at amortized cost.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

December 31, 2006

4.

Capital Stock and Contributed Surplus

a)    Issued

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2006	40,959,855	$ 29,544,273	$ 320,194
First quarter transactions	-	-	-
Balance, December 31, 2006	40,959,855	$ 29,544,273	$ 320,194

b)

Stock option transactions and stock options outstanding

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the options outstanding at December 31, 2006 vested on the grant date.

At both September 30, 2006 and December 31, 2006 stock options were outstanding that may be exercised to acquire 100,000 common shares at $0.33 per share to February 27, 2008.  During the three months ended December 31, 2006, no options were granted, exercised or cancelled and none expired without exercise.

5.          Change in unrealized appreciation of investments

Concurrent with the Company relinquishing significant influence over Northern Abitibi Mining Corp., Manson Creek Resources Ltd., and Tyler Resources Inc. during the first quarter of fiscal 2006, it ceased to be involved in the day-to-day management of these investees.  As a result, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company commenced to carry its investments at fair value as at the December 31, 2005 balance sheet date and began to recognize the unrealized appreciation in its investments in its statement of earnings for the three months then ended.  As the Company disposed of all of its investments by September 30, 2006, there is no comparable amount for the three months ended December 31, 2006.

6.          Dividends

During the three months ended December 31, 2005, the Company distributed shares in Manson Creek Resources Ltd., and  Northern Abitibi Mining Corp. to Company shareholders by way of a dividend. Since the dividends in kind represented a spin-off or restructuring, they were valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date. In addition to the dividends in kind valued at $289,206, the Company paid a cash dividend of $0.01 per share. The cash and dividends in kind were payable to shareholders of record on November 16, 2005.

	Number of shares	Amount
Dividends
In kind:
Manson Creek Resources Ltd. common shares	5,204,329	$ 171,984
Northern Abitibi Mining Corp. common shares	7,286,300	117,222
Cash		404,350
Total Dividends		$ 693,556

Costs aggregating $105,253 that related to the dividend distributions are included in general and administrative expenses in the statement of operations for the three months ended December 31, 2005.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

December 31, 2006

7.          Earnings per share

The following adjustments were made in arriving at diluted earnings per share for the three months ended December 31, 2005, (the calculation was anti-dilutive for the three months ended December 31, 2006):

Three months ended December 31, 2005
Basic weighted average number of common shares	38,022,652
Effect of dilutive securities:
Stock options	332,500
Diluted weighted average number of common shares	38,355,152

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding in-the-money stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.  Warrants exercisable at $0.65 per share and options exercisable at $0.33 per share were excluded from the calculation of diluted earnings per share, during the three months ended December 31, 2005, as the exercise prices were greater than the average price of the Company’s shares during this period.  During the three months ended December 31, 2006, the Company experienced a loss therefore no dilution resulted in that three month period.

8.      Related Party Transactions

During the three months ended December 31, 2006 a company, related by virtue of certain common officers and directors, charged $1,000, (2005 - $5,000), for the Company’s share of office base rent, operating costs and/or miscellaneous expenses.   Further, another company related by virtue of certain common officers and directors, charged $4,000 for the Company’s share of administrative costs, including administrative salaries, (2005 - $Nil).  The related party payables at December 31, 2006 reflect the unpaid portion of the aforementioned transactions.

Billings for the consulting services provided by certain officers’ and directors’ controlled companies aggregated $Nil during the three months ended December 31, 2006, (2005 - $9,000).  Administrative billings to corporations related by virtue of certain common officers and directors aggregated $Nil during the three months ended December 31, 2006, (2005 - $30,000).

These related party transactions were in the normal course of business and were recorded at the exchange amount, being the amount established and agreed to by the two parties.

9.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the financial statement presentation adopted in the current year.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2006 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is February 26, 2007.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during November, 2005, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to shareholders by way of a dividend in kind.  In addition, a cash dividend aggregating $404,000 was paid.

In April, 2006, the Company received shareholder approval to distribute substantially all of the Company’s investment in Tyler Resources Inc., (Tyler), to Company shareholders along with cash that would not be required to pay outstanding liabilities, finance future business opportunities and pay future operational costs.  In May, 2006, the Company completed the distribution of 13,652,898 Tyler shares with a distribution date value of $11,604,963 and $2,867,190 cash, collectively characterized as a return of capital.

After investment distributions to shareholders and sales in the open market, the Company had no remaining investments as at September 30 , 2006 and none at  December 31, 2006.

Management has evaluated numerous possible business acquisitions with which the Company can move forward and is continuing to do so.

2)

Operating Results

Three months ended December 31, 2006 compared to the three months ended December 31, 2005

The Company had a net loss of $18,849 during the three months ended December 31, 2006,(Net Earnings 2005 - $11,261,144).  The more significant categories are summarized below:

	Three months ended December 31, 2006	Three months ended December 31, 2005
Gain on disposal of investments	$ -	$ 85,882	a
General and administrative expenses	(35,447)	(167,380)	b
Equity in loss of investees	-	(26,800)	c
Change in unrealized appreciation of investments	-	11,347,176	d
Interest income	16,598	22,266	e
Net earnings (loss)	$ (18,849)	$ 11,261,144

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

a.

Gain on Disposal of Investments

The gain on disposal of investments for the three months ended December 31, 2005 is comprised of the following:

Three months ended	December 31, 2005
Investment	Number of Shares	Gain
Golden Band Resources Inc.	200,000	$ 31,256
Manson Creek Resources Ltd.	308,000	28,403
Northern Abitibi Mining Corp.	709,126	26,223
Total		$ 85,882

Note that the disclosed number of shares disposed of for Manson Creek and Northern Abitibi excludes those distributed as dividends.

b.  General and Administrative expenses

Overall General and Administrative Expenses for the three months ended December 31, 2006 decreased by $132,000 from the comparative period.  The more material variances are discussed below.

During the period ended December 31, 2005 the Company incurred approximately $105,000 of costs relating to the distribution of Manson Creek and Northern Abitibi shares and the cash dividend to shareholders, (2006 - $Nil).  The remainder of the decrease is due to the fact that the Company had very little activity in the three months ended December 31, 2006 as Management has not yet found a suitable business for CDG to carry on.  The activities in this quarter primarily related to costs incurred relating to the preparation of year-end filings and reporting to shareholders.

c.  Equity in Loss of Investees

In the three months ended December 31, 2005, the Company recorded its share of loss of equity investees and increased or reduced the carrying value of the investment in an equal amount.  The equity in loss of investees was comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Three Months Ended:	December 31, 2006	December 31, 2005
Manson Creek Resources Ltd.	$ -	$ (5,300)
Northern Abitibi Mining Corp.	-	(1,700)
Tyler Resources Inc.	-	(19,800)
Total	$ -	$ (26,800)

Effective November 30, 2005, after disposing of significantly all of its investments in Manson Creek and Northern Abitibi, the Company ceased to account for its investments in these companies on the equity basis.

Effective November 18, 2005, the Company ceased to equity-account for its investment in Tyler, coincident with its relinquishment of operational control over Tyler at the same time as having less that a 20% interest in Tyler.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

d.

 Change in unrealized appreciation of investments

The prior period’s income item resulted from the Company adopting the fair value method of accounting for its investments during the three months ended December 31, 2005.   Prior thereto, the Company did not meet the requirements set out in the Accounting Guideline AcG -18 and hence recorded its investments at cost or equity depending upon whether the Company exercised significant influence over its investee’s operations.  The appreciation is comprised of increments to the fair value of investments as follows:

Tyler Resources Inc.	$ 11,298,465
Golden Band Resources Inc.	15,085
Manson Creek Resources Ltd.	33,626
$ 11,347,176

e.

Interest Income

The decline in interest income from period to period is consistent with the decline in average outstanding cash balances.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2006	2005	2004
Financial Results
Gain on disposal of investments	$ 438,310	$ 2,583,434	$ 370,669
Interest income	$ 103,848	$ 30,690	$ 7,612
Net Earnings	$ 9,229,978	$ 3,693,390	$ 870,364
Basic earnings per share	$ 0.23	$ 0.11	$ 0.03
Diluted earnings per share	$ 0.23	$ 0.10	$ 0.03
Financial Position
Working capital	$ 1,711,983	$ 3,497,909	$ 158,699
Total assets	$ 2,038,126	$ 7,219,896	$ 3,218,828
Capital Stock	$ 29,544,273	$ 43,119,885	$ 42,644,074
Warrants	$ -	$ 240,000	$ -
Equity component of convertible debentures	$ -	$ -	$ 72,000
Contributed Surplus	$ 320,194	$ 236,594	$ 172,594
Deficit	$ (28,152,484)	$ (36,688,906)	$ (40,382,296)

The sale of investments commencing in 2004 and occurring throughout 2005 and 2006, as well as the investment and cash distributions to shareholders in fiscal 2006, contributed to the fluctuations in earnings, assets and working capital among the years.

4)

Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec. 31 2006	Sept. 30 2006	June 30 2006	Mar. 31 2006	Dec31 2005	Sept.30 2005	June 30 2005	Mar.31 2005
Interest income(note)	$ 16,598	$ 20,563	$ 29,136	$ 31,883	$ 22,266	$ 16,493	$ 6,961	$ 6,189
Change in unrealized appreciation of investments	-	(22,311)	(11,303,805)	(21,060)	11,347,176	-	-	-
Gain on disposal of investments	-	22,335	303,240	26,853	85,882	1,259,019	28,964	1,128,258
Earnings (loss) before Other Income (Loss)	(18,849)	(54,025)	(11,137,660)	(90,387)	11,261,144	1,021,370	(228,887)	821,921
Realized change in fair value of investment	-	-	8,720,106	-	-	-	-	-
Gain on dilution of equity investments	-	-	-	-	-	53,472	1,379,533	488,508
Other	-	-	530,800	-	-	-	200,000	-
Net Earnings (Loss)	(18,849)	(54,025)	(1,886,754)	(90,387)	11,261,144	1,074,842	1,350,646	1,310,429
Basic Earnings (Loss) per share	$ 0.00	$ 0.00	$ (0.07)	$ 0.00	$0.30	$0.03	$0.04	$0.04
Diluted Earnings (Loss) per share	$ 0.00	$ 0.00	$ (0.07)	$ 0.00	$0.29	$0.03	$0.04	$0.03

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

4)  Selected Quarterly Financial Information (continued)

Note:  In interim financial statements for periods previous to the quarter ended June 30, 2005, interest and other income had been aggregated. The “other income” was comprised of cost recoveries that have been reclassified as a reduction of expenses during the current year.  The above table reflects the reclassification of this “other income” for all periods in keeping with the newly adopted presentation.

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  The sale of the Company’s interest in Waddy Lake Resources Inc. over time and the sale of a royalty interest are reflected in “other” above.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review.  Further, the Company became eligible to use fair value accounting for its investments during fiscal 2006.  This resulted in a significant unrealized gain on investments being included in earnings for the period ended December 31, 2005 and a significant change in unrealized gain/loss in the quarter ended June 30, 2006.

During the three months ended December 31, 2006, the Company no longer held investments. Management is currently investigating possible new business opportunities for the Company.  Activities during this quarter were limited. Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2006 was $1,693,000, (September 30, 2006 - $1,712,000).

During the three months ended December 31, 2006 cash operating expenses exceeded interest income received by $22,000, (2005 - $39,000).  This constituted the only change to cash resources during the three month period ended December 31, 2006.

During the three months ended December 31, 2005, the sale of investments contributed $143,000 cash to the Company.  During the three months ended December 31, 2005,  4,999,091 warrants were exercised for cash proceeds of $600,000 and 750,000 stock options were exercised for net proceeds of $82,000.  Further the Company expended $404,000 on cash dividends paid on November 30, 2005.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the three months ended December 31, 2006:

During the three months ended December 31, 2006 a company, related by virtue of certain common officers and directors, charged $1,000, (2005 - $5,000), for the Company’s share of office base rent, operating costs and/or miscellaneous expenses.   Further, another company related by virtue of certain common officers and directors, charged $4,000 for the Company’s share of administrative costs, including administrative salaries, (2005 - $Nil).  The related party payables at December 31, 2006 reflect the unpaid portion of the aforementioned transactions.

Billings for the consulting services provided by certain officers’ and directors’ controlled companies aggregated $Nil during the three months ended December 31, 2006, (2005 - $9,000).  Administrative billings

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

6)  Related Party Transactions (continued)

to corporations related by virtue of certain common officers and directors aggregated $Nil during the three months ended December 31, 2006, (2005 - $30,000).

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

7)

Contractual Obligations

As the Company terminated its office sub-lease during fiscal 2006, it had no contractual obligations at December 31, 2006.

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued

Authorized:  Unlimited number of shares without nominal or par value

       Issued:

There have been no changes to capital stock and contributed surplus during the three months ended December 31, 2006 nor during the period from January 1, 2007 to February 26, 2007.

       b)   Stock options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

No stock options were granted, exercised or cancelled, and none expired during the three months ended December 31, 2006 and during the period from January 1, 2007 to February 26, 2007.

9)

Directors and Officers

Robert Ingram, Chief Executive Officer/ President and Director       Calvin Fairburn, Director

Gregory Smith, Chief Financial Officer and Director                         Kerry Brown, Director

Barbara O’Neill, Corporate Secretary

10)

Management Remuneration

Ms. O’Neill is the corporate secretary of the Company, but is employed by a corporation that is related by virtue of certain officers and directors.  This related corporation billed the Company $2,100 for the time that Ms. O’Neill devoted to CDG business during October, November and  December, 2006.

Directors are remunerated in cash for attendance at meetings of the board of directors, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  No stock options were granted during the three months ended December 31, 2006.  During the three months ended December 31, 2006 Messrs. Fairburn and Smith each received $500 and Messrs. Brown and Ingram each received $300 for meetings attended.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

11)

New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. The new Canadian rules became effective during the Company’s first quarter of fiscal 2007.  There were no significant changes to the December 31, 2006 financial statements resulting from the adoption of this accounting policy.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  The new Canadian rules became effective during the Company’s first quarter of fiscal 2007.  There were no significant changes to the December 31, 2006 financial statements resulting from the adoption of this accounting policy.

12)

Off-Balance Sheet Transactions

The Company has no “Off-Balance Sheet Transactions” to report.

13)

Outlook

By its fiscal year-end September 30, 2006, the Company had disposed of all of its investments.  Management is actively reviewing possible business acquisitions in other business areas.  Although several have been reviewed to date, none have been judged to be suitable at this point.  As a result, management is continuing to review possibilities.

14)

Risk Factors

There is a risk that the Company will be unable to find a suitable new business that will generate future earnings.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

16)

Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

17)  Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2006.  They have not identified any changes to the company’s internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company’s internal control over financial reporting during the most recent interim period.

18)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.